UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 6, 2011

ACCURAY INCORPORATED

(Exact name of registrant as specified in charter)

Delaware

(State or other jurisdiction of incorporation)

001-33301	20-8370041
(Commission File Number)	(IRS Employer Identification No.)

1310 Chesapeake Terrace

Sunnyvale, California 94089

(Address of principal executive offices, including Zip Code)

Registrant’s telephone number, including area code: (408) 716-4600

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.  Entry Into a Material Definitive Agreement

On March 6, 2011, Accuray Incorporated, a Delaware corporation (“Accuray”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with TomoTherapy Incorporated, a Wisconsin corporation (“TomoTherapy”), and Jaguar Acquisition, Inc., a Wisconsin corporation and wholly owned subsidiary of Accuray (“Merger Sub”).

Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of certain closing conditions, Merger Sub will merge with and into TomoTherapy, with TomoTherapy surviving as a wholly owned subsidiary of Accuray (the “Merger”).  At the effective time of the Merger, each issued and outstanding share of common stock of TomoTherapy (“TomoTherapy Common Stock”) (other than shares held in the treasury of TomoTherapy or owned, directly or indirectly, by Accuray, Merger Sub or any subsidiary of TomoTherapy) will be converted into the right to receive (i) $3.15 in cash, without interest, and (ii) 0.1648 shares of the common stock of Accuray, par value $0.001 per share (“Accuray Common Stock”) (such cash and shares of Accuray Common Stock, the “Merger Consideration”).

At the effective time of the Merger, each outstanding option to purchase shares of TomoTherapy common stock (a “TomoTherapy Stock Option”) will be converted into an option to purchase shares of Accuray Common Stock (a “Accuray Option”), on the same terms and conditions (including any vesting or forfeiture provisions or repurchase rights, but taking into account any acceleration thereof provided for in any TomoTherapy equity plan, the related award document or any other agreement) as were applicable under such TomoTherapy Stock Option as of immediately prior to the Effective Time.  The number of shares of Accuray Common Stock subject to each such Accuray Option will be equal to (i) the number of shares of TomoTherapy Common Stock subject to the related TomoTherapy Stock Option immediately prior to the Effective Time multiplied by (ii) the TomoTherapy Stock Option Exchange Ratio (as defined below), and such Accuray Option will have an exercise price per share equal to (A) the exercise price per share of TomoTherapy Common Stock under such TomoTherapy Stock Option divided by (B) the TomoTherapy Stock Option Exchange Ratio, in each case subject to adjustment in order to comply with certain provisions of the Internal Revenue Code of 1986, as amended, and to ensure that the number of shares of Accuray Common Stock subject to Accuray Options, together with all shares of Accuray Common Stock issuable in the Merger, is below certain thresholds.  For purposes of the foregoing calculations, the “TomoTherapy Stock Option Exchange Ratio” shall equal the sum of (x) (A) $3.15 divided by (B) the volume weighted average of the daily closing prices per share of Accuray Common Stock on The NASDAQ Global Select Market for the five (5) consecutive trading days ending on and including the trading day immediately preceding the Effective Time, as reported (by Bloomberg Financial Markets) in composite transactions for NASDAQ, plus (y) 0.1648, which is the number of shares of Accuray Common Stock to which each share of TomoTherapy Common Stock is entitled in connection with the Merger.

In addition, at the effective time of the Merger, each outstanding share of restricted stock of TomoTherapy (other than shares held in the treasury of TomoTherapy or owned, directly or indirectly, by Accuray, Merger Sub or any subsidiary of TomoTherapy) will be converted into the right to receive the Merger Consideration per share that each holder of TomoTherapy Common Stock is entitled to receive in connection with the Merger.  However, the stock portion of the Merger Consideration payable to holders of shares of TomoTherapy restricted stock will continue to have the same vesting and forfeiture provisions and the cash portion of the Merger Consideration payable to holders of shares of TomoTherapy restricted stock  will not be payable until the date such restricted shares would have become vested under the vesting schedule in place for such shares immediately prior to the effective time of the Merger (subject to the same terms and conditions, including any vesting or forfeiture provisions or repurchase rights, but taking into account any acceleration thereof provided for in any TomoTherapy equity plan, the related award document or any other agreement).

Completion of the Merger is subject to certain closing conditions, including the approval of TomoTherapy’s shareholders, receipt of antitrust approval, receipt by TomoTherapy of certain third-party consents and the deposit by TomoTherapy of $65,000,000 in cash into a TomoTherapy account with the exchange agent.

The Merger Agreement contains certain termination rights of TomoTherapy and Accuray.  Upon a termination of the Merger Agreement under certain circumstances, TomoTherapy will be required to pay a termination fee of $8,000,000.  If the Merger Agreement is terminated by TomoTherapy or Accuray under certain other circumstances, TomoTherapy will be required to pay expenses incurred by Accuray or Merger Sub or on their behalf, in an amount not to exceed $1,500,000.  In no event will TomoTherapy be required to pay both the termination fee and Accuray’s and Merger Sub’s expenses.

Concurrently with the execution of the Merger Agreement, TomoTherapy’s executive officers and directors entered into a Support Agreement with Accuray, pursuant to which they agreed, in their capacity as shareholders of TomoTherapy, to vote the shares beneficially owned by them in favor of the Merger.  Based on information provided by TomoTherapy, Accuray believes that such shares represented approximately 11% of TomoTherapy’s outstanding common stock as of February 28, 2011.

The foregoing summaries of the Merger Agreement and the Support Agreement, and the transactions contemplated thereby, do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such agreements, which are filed herewith as Exhibits 2.1 and 99.1, respectively, and are incorporated herein by reference.  The Merger Agreement has been included to provide investors with information regarding its terms.  It contains certain representations, warranties and covenants of TomoTherapy and Accuray, which were made for purposes of the Merger Agreement and are subject to qualifications and limitations agreed to by the parties.  In addition, certain representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from what might be viewed as material to investors or may have been used for purposes of allocating risk between the respective parties rather than establishing matters as facts.  Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by TomoTherapy and Accuray.  Accordingly, investors should not rely on the representations, warranties or covenants in the Merger Agreement as characterizations of the actual state of facts about TomoTherapy or Accuray.

Item 7.01.  Regulation FD Disclosure

Item 8.01.  Other Events

On March 7, 2011, Accuray issued a press release announcing the execution of the Merger Agreement.  A copy of the press release is furnished herewith as Exhibit 99.2 and is incorporated herein by reference.

The information contained in, or incorporated into, this Item 7.01 and Item 8.01, including Exhibit 99.2 attached hereto, is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any registration statement or other filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference to such filing.

Forward Looking Statements

This Current Report on Form 8-K may contain certain forward-looking statements that involve risks and uncertainties, including uncertainties associated with the medical device industry and the transaction between Accuray and TomoTherapy.  Except for the historical information contained herein, the matters set forth in this Current Report on Form 8-K, including the expected structure and timetable for the transaction between Accuray and TomoTherapy, the transaction’s anticipated strategic and financial benefits, financial prospects and guidance, expectations regarding Accuray’s and TomoTherapy’s ongoing operations, employees, sales, product development and commercialization, synergies and economies of scale following the transaction, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements speak only as of the date the statements are made and are based on information available at the time those statements are made and/or managements’ good faith belief as of that time with respect to future events.  You should not put undue reliance on any forward-looking statements.  Important factors that could cause actual performance and results to differ materially from the forward-looking statements we make include:  the satisfaction of closing conditions for the transaction between Accuray and TomoTherapy, including clearance under the Hart-Scott-Rodino Antitrust Improvements Act; market conditions; the effect of the announcement of the transaction on Accuray’s and TomoTherapy’s respective businesses; the impact of any failure to complete the transaction; the risk that Accuray and TomoTherapy will not realize the anticipated benefits of the transaction; the potential inability to successfully operate or integrate TomoTherapy’s business; general industry and economic conditions; and other factors beyond the companies’ control and the risk factors and other cautionary statements described in Accuray’s and TomoTherapy’s filings with the SEC.  Please refer to the Risk Factors section of Accuray’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2010, and the Risk Factors set forth in TomoTherapy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, for a further list and description of additional business risks, uncertainties, and other factors that may affect these statements.  Neither Accuray nor TomoTherapy intends to update these statements and undertakes no duty to any person to provide any such update under any circumstance.

Important Additional Information

Accuray is not asking for your vote or soliciting proxies in connection with the Merger.  TomoTherapy is not asking for your vote or soliciting proxies in connection with the transaction at this time.  This Current Report on Form 8-K is for informational purposes only and does not constitute an offer to sell, or the solicitation of an offer to purchase, shares of common stock of Accuray, nor does it constitute an offer to purchase, or a solicitation of an offer to sell, shares of common stock of TomoTherapy.  This Current Report on Form 8-K is not a substitute for the proxy statement that TomoTherapy will file, or the registration statement that Accuray will file, with the Securities and Exchange Commission in connection with the transaction.  Before making any voting or investment decision with respect to the transaction, investors and shareholders of TomoTherapy are urged to read the proxy statement, registration statement and the other relevant materials when they become available because they will contain important information about the transaction.  The proxy statement, registration statement and other relevant materials (when they become available), and any other documents filed by TomoTherapy or Accuray with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov; by contacting Accuray’s Investor Relations Department by email at trathjen@accuray.com, by phone at 408.789.4458, or by mail at Accuray Incorporated, 1310 Chesapeake Terrace, Sunnyvale, California 94089, USA; or  by contacting TomoTherapy’s Investor Relations Department by email at tpowell@tomotherapy.com, by phone at 608.824.2800 or by mail at  1240 Deming Way, Madison, WI 53717-1954 USA.

Item 9.01.  Financial Statements and Exhibits

Number	Description
2.1	Agreement and Plan of Merger, dated as of March 6, 2011, among Accuray, Merger Sub and TomoTherapy*
99.1	Support Agreement, dated as of March 6, 2011, among Accuray and the shareholders of TomoTherapy party thereto
99.2	Press release issued by Accuray on March 7, 2011

*  Pursuant to Regulation S-K Item 601(b)(2), the exhibits and schedules have been omitted.  Accuray agrees to furnish supplementally a copy of any of such materials to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACCURAY INCORPORATED

	By:	/s/ Darren J. Milliken
Date: March 7, 2011	Darren J. Milliken Senior Vice President, General Counsel & Corporate Secretary

EXHIBIT INDEX

Number	Description
2.1	Agreement and Plan of Merger, dated as of March 6, 2011, among Accuray, Merger Sub and TomoTherapy*
99.1	Support Agreement, dated as of March 6, 2011, among Accuray and the shareholders of TomoTherapy party thereto
99.2	Press release issued by Accuray on March 7, 2011

*  Pursuant to Regulation S-K Item 601(b)(2), the exhibits and schedules have been omitted.  Accuray agrees to furnish supplementally a copy of any of such materials to the Securities and Exchange Commission upon request.